

UNIVOICE



Sami Halabi · 2nd



Digital Marketer | Sales Enabler | Founder of 1st "learn languages through music" app

Austin, Texas, United States · 500+ connections · Contact info

Univoice Corp

The University of Texas at Austin

Experience

Founder / CEO
Univoice Corp
Sep 2018 – Present · 2 yrs 7 mos
Austin, Texas Area

Raise your hand if you've been formally instructed in a foreign language!

Now, keep it up if you can carry a conversation with a native speaker of that language...

The ineffective and disengaging nature of present-day language classes and e-learning platforms is the precise reason why I created Univoice - the 1st mobile app that teaches languages solely through music 🎼

...see more



Newchip Accelerator Certificate



Univoice Explainer Video

Oracle
5 yrs 2 mos

Digital Marketing Manager
Feb 2017 – Present · 4 yrs 2 mos

• Co-created and executed SMB NA Digital Marketing plan tailored to persona and buyer journey
• Contributed to 72% increase in year-over-year pipeline generated by SMB NA Marketing
• Equipped managers with key data and marketing insights to drive 135% org-wide attainment in FY18
...see more

Human Capital Management Applications Consultant
Feb 2016 – Feb 2017 · 1 yr 1 mo
Austin, Texas Area

• Generated $5,575,000 of pipeline revenue against a quota of $1,623,794
• Overachieved quota each fiscal quarter: Q4FY16: 320%; Q1FY17: 132%; Q2FY17: 250%; Q3FY17: 228%
• Performed consistently at the top of my 12-person team for 1 year
...see more



National Quality Control Board Chair
AIESEC United States
Aug 2015 – Jan 2016 · 6 mos

• Serve on 14-person national executive team of 1200 U.S. members as the final interpreter responsible of organizational policies
• Arbitrate international exchange quality cases, successfully closing 2 of 6 open cases in a month and a half's time
...see more



Team Leader of Outgoing Operations
AIESEC Austin
Jan 2014 – Dec 2015 · 2 yrs

• Recruited and facilitated exchange process for 15 customers, ensuring high quality experiences
• Recognized as most productive team member for 4 consecutive semesters, managing 8 of 22 active clients in Spring 2015
• Maintained positive customer relationship through individual consultations, customiz ...see more



Educator
AIESEC Deutschland
Jun 2015 – Aug 2015 · 3 mos
Bayreuth Area, Germany

• Educated children of ages in 8-18 in the German language on cultural understanding and human rights
• Collaborated with a team of 5 other individuals from varying cultural backgrounds in creating uniform curriculum, translating the teams' presentations into the German language ...see more

Show 3 more experiences

Education



The University of Texas at Austin


Bachelor of Arts (B.A.), International Relations and Global Studies
Activities and Societies: AIESEC Austin, Gamma Beta Phi Honors Society, University Leadership
Network, International Affairs Society, Phi Kappa Phi Honors Society

GPA: 3.98

Volunteer experience



Volunteer
Capital Area Food Bank of Texas
Feb 2013 – Mar 2013 • 2 mos
Health

• Sorted and inspected food items donated to local shelters

Skills & endorsements

Public Speaking · 99+

 Endorsed by **Kasmere Trice and 5 others who are
highly skilled at this**

 Endorsed by **40 of Sami's colleagues at Oracle**

Team Leadership · 88

 Endorsed by **35 of Sami's colleagues at Oracle**

Event Planning · 81

 Endorsed by **Kasmere Trice and 2 others who are
highly skilled at this**

 Endorsed by **27 of Sami's colleagues at Oracle**

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Recommendations

Received (11)   Given (9)



Connor Tomkies
CEO at SupportNinja
February 18, 2021, Sami worked
with Connor in the same group

It is rare to meet someone so well versed in the human condition
and can translate that knowledge into the business world. Sami
was critical to the AIESEC organization and is doing amazing work
as the founder of Univoice. He understands complex matters even
when outside of his direct area of expertise. Sami is ex... See more



**Veronica French
(she/her)**
Director of Demand
Generation at Replicant
October 3, 2019, Veronica was
senior to Sami but didn't manage
directly

Sami is a natural innovator, visionary and leader. He has a talent
for bridging people, talents and skills, and bringing great ideas to
life. Sami is a natural go-getter and is always working on
something exciting and outside the box. I love working with Sami
and can't wait to see all the great things he will accom... See more

Show more ⌄

Accomplishments

8   **Honors & Awards**   ⌄
Social Selling Superb User Certificate • Oracle Champion • Highest Performing Member of the Local
Committee • Distinguished College of Liberal Arts Scholar • Tod Hammond Unrestricted Endowed
Presidential Scholarship • I Wanna Win Award • Magna Cum Laude Scholar • Gold Seal Gold Award

5   **Languages**   ⌄
Arabic • English • German • Italian • Spanish

3   **Courses**   ⌄
Foundations of International Relations and Global Studies • Issues and Policies in American Government
• Thinking About Thinking in the 21st Century

Interests


Arthur Steinmetz in
Private Investor
125,394 followers


Anand C. in
Executive Vice President, Product Management at
341,957 followers


UTCS
2,411 members


HR Professionals | Powered by HRCI and F
339,638 members


AIESEC
328,759 followers


Cloud Computing
503,439 members

See all